Exhibit 99.1

GCL Announces First Half Fiscal Year 2025 Unaudited Financial Results

SINGAPORE, February 14, 2025 – GCL Global Holdings Ltd. (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced its financial results for the six months ended September 30, 2024.

First Six Months of FY2025 Highlights

●	Revenues of $50.9 million, up 41% from the prior year period

●	Gross Margin of 13.8% compared to 16.2%

●	Net loss of $0.8 million, compared to net loss of $1.9 million

●	Adjusted EBITDA of $1.5 million, compared to $1.4 million in the first half of FY2024.

“We are pleased with our very robust top-line growth and improved bottom line performance in the first half of fiscal year 2025, highlighting our team’s execution capabilities while closing the business combination with RFAC Acquisition Corp.,” said Sebastian Toke, Group CEO of GCL. “These results reflect the strength of our marketing and distribution and the increasing quality of game developers we are able to partner with. As a public company going into Fiscal 2026, we expect to bring a larger slate of “hit” new titles to gamers across Asia and position GCL as the premier partner for the next generation of innovative game designers.”

Revenues for the first half of fiscal year 2025 were $50.9 million, up 41.0% from $36.1 million in the comparable six months in 2024. The increase was primarily driven by console games and game code sales.

The cost of revenues was $43.9 million for the first six months of FY2025, up 45.4% compared to $30.2 million for the same period of the last year, primarily due to the increase of revenue from console games as more units (both physical versions and console game codes) were sold.

Selling and marketing expenses were $1.2 million for the first six months of FY2025 compared to $1.3 million for the same period of the last year, as the company focused on operation efficiency in distribution.

General and administrative expenses were $6.9 million for the first six months of FY2025, an increase of 4.5% compared to $6.6 million for the same period of the last year.

Total operating expenses increased 2.5% to $8.1 million for the first six months of FY2025, from $7.9 million for the same period of the last year.

Net loss was $0.8 million for the first six months of FY2025, compared to a net loss of $1.9 million for the first six months of FY2024.

Adjusted EBITDA for the first six months of FY2025 was $1.5 million, up from $1.4 million in the comparable prior year period.

Loss per share, basic and diluted, was $0.02 for the first six months of FY2025, compared to a loss per share, basic and diluted of $0.06 for the same period of the last year.

As of September 30, 2024, the Company had $10.3 million in cash and restricted cash in total, compared to $4.3 million as of March 31, 2024.

Recent Developments

●	Completed business combination with RFAC Acquisition Corp. on February 13, 2025, and the ordinary shares and warrants of GCL are expected to commence trading on Nasdaq on February 14, 2025.

●	GCL acquired 20% of NEKCOM Inc. and obtained global publishing rights for its upcoming game “Showa American Story.”

About GCL Global Holdings

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

Non-GAAP Measures

Some of the financial information and data contained in this press release, such as adjusted EBITDA have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). GCL believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations. GCL’s management uses these non-GAAP measures for trends analyses and for budgeting and planning purposes. GCL believes that use of these non-GAAP measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing GCL’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors.

Management of GCL does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in GCL’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review GCL’s audited financial statements, which are presented in the recent proxy statement/prospectus filed with the SEC on December 31, 2024, and not rely on any single financial measure to evaluate GCL’s business.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Unaudited Condensed Consolidated Balance Sheets
(Stated in U.S dollars, except for the number of shares)

	September 30	March 31
	2024	2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,727,167	$2,677,059
Restricted cash	2,577,553	1,656,678
Accounts receivable, net	13,248,026	17,413,086
Amount due from related parties	60,592	21,880
Inventories, net	6,563,779	4,826,217
Other receivable and other current assets, net	1,041,953	460,997
Prepayments, net	9,295,186	5,510,988
Total current assets	40,514,256	32,566,905

NONCURRENT ASSETS
Property and equipment, net	450,916	505,111
Definite-lived intangible assets, net	2,735,858	3,273,226
Indefinite-lived intangible assets	11,904,882	6,858,114
Goodwill	2,990,394	2,990,394
Long-term investment	71,045	71,045
Other receivable, non-current	-	167,000
Operating leases right-of-use assets	906,596	1,128,066
Finance leases right-of-use assets	426,916	470,100
Deferred merger costs	1,836,164	1,065,854
Deferred tax assets, net	588,414	462,429
Total noncurrent assets	21,911,185	16,991,339

TOTAL ASSETS	$62,425,441	$49,558,244

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank Loans, current	$14,270,394	$8,812,807
Accounts payable	10,117,098	7,016,238
Accounts payable, a related party	6,329,474	6,567,480
Contract liabilities	1,779,725	209,903
Other payables and accrued liabilities	3,953,032	3,101,586
Advance proceeds from converible notes	4,012,500	-
Operating lease liabilities, current	588,180	792,197
Contingent consideration for acquisition, current	3,426,385	2,319,000
Finance leases liabilities, current	80,631	72,868
Amount due to related parties	386,008	486,016
Tax payables	968,254	1,017,143
Total current liabilities	45,911,681	30,395,238

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	348,283	370,103
Finance leases liabilities, non-current	205,269	234,765
Bank Loans, non-current	67,908	208,010
Deferred tax liabilities	82,075	346,969
Contingent consideration for acquisition, non-current	-	1,378,000
Total non-current liabilities	703,535	2,537,847

TOTAL LIABILITIES	46,615,216	32,933,085

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Ordinary shares subject to possible redemption, 53,711 shares as of September 30, 2024 and March 31,2024	700,000	700,000

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 150,000,000 shares authorized, 25,916,468 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	2,592	2,592
Additional paid-in capital	1,738,012	1,738,012
Retained earnings	11,426,087	11,938,374
Accumulated other comprehensive loss	(131,020)	(120,551)
TOTAL GCL Global Limited shareholders’ equity	13,035,671	13,558,427

Non-controlling interests	2,074,554	2,366,732

TOTAL SHAREHOLDERS’ EQUITY	15,110,225	15,925,159

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$62,425,441	$49,558,244

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
(Stated in U.S dollars, except for the number of shares)

	For the Six Months Ended September 30,
	2024	2023
REVENUES
Revenues	$50,905,030	$36,047,105
Revenues, a related party	675	41,464
TOTAL REVENUES	50,905,705	36,088,569

COST OF REVENUES
Cost of revenues	(36,579,493)	(25,401,903)
Cost of revenues, related parties	(7,308,820)	(4,835,828)
TOTAL COST OF REVENUES	(43,888,313)	(30,237,731)

GROSS PROFIT	7,017,392	5,850,838

OPERATING EXPENSES
Selling and marketing	(1,219,251)	(1,266,421)
General and administrative	(6,878,939)	(6,590,726)
Total operating expenses	(8,098,190)	(7,857,147)

LOSS FROM OPERATIONS	(1,080,798)	(2,006,309)

OTHER INCOME (EXPENSE)
Other income, net	356,921	1,095,157
Interest expense, net	(359,624)	(254,172)
Change in fair value of contingent consideration for acquisition	270,615	(681,000)
TOTAL OTHER INCOME, NET	267,912	159,985

LOSS BEFORE INCOME TAXES	(812,886)	(1,846,324)

BENEFIT (PROVISION) FOR INCOME TAXES	10,444	(16,168)

NET LOSS	(802,442)	(1,862,492)

Less: net loss attributable to non-controlling interests	(290,155)	(332,096)

NET LOSS ATTRIBUTABLE TO GCL GLOBAL LIMITED’S SHAREHOLDERS	(512,287)	(1,530,396)

NET LOSS	(802,442)	(1,862,492)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(12,492)	(58,132)

COMPREHENSIVE LOSS	(814,934)	(1,920,624)

Less: total comprehensive loss attributable to noncontrolling interests	(292,178)	(329,055)

Total comprehensive loss attributable to GCL Global Limited’s shareholders	$(522,756)	$(1,591,569)

LOSS PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	$(0.02)	$(0.06)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING
Basic and diluted	25,916,468	25,896,000

Unaudited Condensed Consolidated Statements of Cash Flows
(Stated in U.S. dollars, except for the number of shares)

	For the Six Months Ended
	September 30
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(802,442)	$(1,862,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	165,415	165,878
Amortization of intangible assets	537,367	573,693
Amortization of right of use assets- operating leases	421,485	305,616
Amortization of right of use assets- finance leases	56,246	18,638
(Recovery from) Provision for credit loss and doubtful accounts	(203,270)	28,306
Loss from disposal of property and equipment	-	56,793
Deferred taxes benefit	(359,472)	(341,257)
Change in fair value of contingent consideration for acquisition	(270,615)	681,000
Change in operating assets and liabilities
Accounts receivables	5,902,561	3,304,346
Accounts receivables, a related party	-	(2,423)
Inventories	(1,552,924)	(925,554)
Indefinite-lived intangible assets	(5,030,276)	1,710,119
Other receivable and other current assets	(381,235)	245,078
Prepayments	(3,593,582)	(750,499)
Prepayments, a related party	-	(722,881)
Accounts payable	3,047,728	(473,187)
Accounts payable, a related party	(311,011)	2,067,082
Contract liabilities	1,555,495	2,199,886
Other payables and accrued liabilities	(946,978)	122,688
Other payables and accrued liabilities , a related party	-	(23,916)
Operating Lease Liabilities	(426,338)	(306,512)
Income tax payables	2,666	67,717
Net cash (used in) provided by operating activities	(2,189,180)	6,138,119

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(76,681)	(64,723)
Cash received in business combinations, net of cash acquired	-	85,443
Net cash (used in) provided by investing activities	(76,681)	20,720

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	13,798,964	7,896,390
Repayments to bank loans	(8,485,654)	(12,982,420)
Advances proceeds related convertible notes	4,012,500	-
Repayments from related parties	-	3,640,931
Loan to related parties	-	(2,251,258)
Repayments to related parties	(72,399)	-
Principal payments of finance lease liabilities	(32,324)	(12,289)
Payments of deferred merger costs	(693,070)	(338,018)
Net cash provided by (used in) financing activities	8,528,017	(4,046,664)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	(291,173)	(102,441)

INCREASE IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	5,970,983	2,009,734

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of period	4,333,737	3,831,606

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of period	$10,304,720	$5,841,340

SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$349,028	$357,425
Interest paid	$359,624	$254,172

SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Fair value of share issuance in acquisition of a subsidiary	$-	$687,348
Right-of-use assets in exchange for operating lease liabilities	$177,704	$-
Recognition of non-controlling interest from acquisition of subsidiaries	$-	$182,599

Reconciliation of Non-GAAP to GAAP Measures (unaudited)

(Stated in US dollars)

	Six Months Ended September 30,		For the Years Ended March 31,
	2025	2024	2024	2023	2022
Adjusted EBITDA reconciliation
NET INCOME ATTRIBUTABLE TO GCL GLOBAL LIMITED’S SHAREHOLDERS	(512,287)	(1,530,396)	(1,373,504)	1,986,119	4,562,952
Provision for taxation	(10,444)	16,168	53,291	620,142	758,136
Net income attributable to non-controlling interests	(290,155)	(332,096)	(587,452)	154,551	23,573
Director fee	446,631	1,107,677	1,329,679	284,984	332,457
Professional fee relating to listing	812,805	525,223	939,683	650,139	394,194
One time marketing support	-	-	300,000	-	-
Depreciation expense	257,178	165,961	320,308	303,378	295,553
Amortisation of customer brand	537,367	554,166	1,229,421	887,523	-
Change in fair value of contingent consideration	(270,615)	681,000	272,029	932,152	-
Finance cost	359,624	254,173	507,803	299,702	191,163
Stock written off	141,047	629	-	-	-
Adjusted EBITDA	1,471,151	1,442,505	2,991,258	6,118,690	6,558,028